RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

February 8, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Michael Clampitt,  Staff Attorney

RE:	Ministry Partners Investment Company, LLC
Class 1A Notes - Registration Statement on Form S-1 File No. 333-221954

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated February 6, 2018 related to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 30, 2018.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Frequently Asked Questions About the Notes

Are there fees associated with my investment, page 7

1.	We note your revised disclosure. However, it is still unclear as to what fees will be assessed and charged against interest earned on the Notes. Please revise to clarify.

RESPONSE:

We have amended the disclosure in the Frequently Asked Questions About the Notes on page 7 to make it clear that no fees will be assessed and charged on the purchase of a Note, including accrued interest by an investor.

February 8, 2018

Exhibits

2.	Exhibit 5.1 still has the reliance issue. Please delete and refile as Exhibit 5.2.

RESPONSE:

We have deleted the reliance language from the Opinion of Counsel and refiled the same as Exhibit 5.2.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.
/s/Randy K Sterns
Randy K. Sterns

cc: Joseph W. Turner, Jr.

Response to SEC Comments-42a1c4bdad614297ace2604bf145d258.docx